
Building stuff that matters
upstack.

Yossi Mlynsky · 2nd

Founder @ Upstack + Advisor + Father

New York, New York, United States · Contact info

Sellerfy

500+ connections

3 mutual connections: Jonny Price, Matt Boney, and 1 other

Connect | Message | More

Experience

Co-Founder
Sellerfy
Jan 2021 – Present · 6 mos
New York, United States

Founder
Upstack.co
Jan 2010 – Present · 11 yrs 6 mos
Greater New York City Area

★ NYC based startup with a network of the top remote warrior developers
★ Working closely with VC backed companies (Like Intercom, Invision, MealPal and Juul) to help them build their dream product team
★ Building the tools and processes needed to effectively hire and manage remote engi ...see more


Invision + Upstack


Upstack & MealPal

Community Mentor
The Aliya Institute · Full-time
Aug 2016 – Present · 4 yrs 11 mos


Invision + Upstack


Upstack & MealPal

Community Mentor
The Aliya Institute · Full-time
Aug 2016 – Present · 4 yrs 11 mos
Brooklyn, New York, United States

Working with local youth providing guidance and mentorship.


Aliya Institute

Advisor
MealPal
Nov 2015 – Present · 5 yrs 8 mos
Greater New York City Area

Technical Advisor for MealPal, a fast growing New York based startup. Built out the initial engineering team and go to market product.


ClassPass co-founder Mary Biggins expandin...

Mentor
Monarq Incubator
Jan 2018 – Jan 2020 · 2 yrs 1 mo
Greater New York City Area

Mentoring and advising women-led startups through early stage product decisions and general growth and early customer acquisition.

Meet the women challenging the gender...

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Education

University of Technology Sydney
Computer Software Engineering
1998 – 2002

Computer and Software Engineering
2nd Class Honours

University of Sydney
Bachelor of Visual Arts
1996 – 1997

Sculpture, Performance & Installation. First exposure to web and electronics

Volunteer experience

Advisor
Oneg Apps
Jan 2010 – Present • 11 yrs 6 mos
Education

Oneg builds education apps focused on teaching children Hebrew language skills

Skills & endorsements

Start-ups · 99+

Endorsed by **Martijn Atell and 5 others who are highly skilled at this**

Endorsed by **6 of Yossi's colleagues at Upstack.co**

Agile Methodologies · 99+

Endorsed by **Paul Keen and 1 other who is highly skilled at this**

Endorsed by **5 of Yossi's colleagues at Upstack.co**

Android · 73

Endorsed by **Bogdan Petrenko and 3 others who are highly skilled at this**

Endorsed by **3 of Yossi's colleagues at Upstack.co**

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Recommendations

Received (21) Given (10)

Tram Vinh
TalentStarter Founder | Talent Acquisition Advisor
February 10, 2019, Tram was a client of Yossi's

I continue to have a fantastic experience working with Yossi and Upstack. His hands-on approach has helped us grow our engineering teams quickly. His market insight, helpful personality, and integrity won my respect. Yossi's knowledge of remote tech talent makes him an excellent partner and I highly rec... See more

Leo Budin
CIO at Cascade Financial Services
January 2, 2019, Leo was a client of Yossi's

I asked Yossi for few developers with Python, C# and Windows skills and Yossi delivered.

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